UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 5, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, British Columbia Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 www.methanex.com
For immediate release
September 5, 2008
METHANEX TO PRESENT AT CREDIT SUISSE CHEMICAL AND AG SCIENCE CONFERENCE
Methanex Corporation will be presenting at the upcoming Credit Suisse Chemical and Ag Science Conference being held September 16-18, 2008 in New York City. Mr. Bruce Aitken, Methanex’s President and Chief Executive Officer, will speak to investors on Tuesday, September 16, 2008 at approximately 3:00 p.m. ET (12:00 p.m. PT)
Interested participants can access a live audio webcast of the presentation through the Company’s website at http://www.methanex.com/investor/events.html. The webcast will last for approximately 40 minutes. In addition, an audio recording of the presentation can be downloaded from our website for three weeks after the conference.
Methanex is a Vancouver-based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH” and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600